U. S. Stem Cell, Inc.
13794 NW 4th Street, Suite 212,
Sunrise, Florida 33325

February 2, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:            U.S. Stem Cell, Inc.
Registration Statement on Form S-1
Filed December 14, 2015
File No. 333-208539

Dear Mr. Alper, Mr. Lopez, and Mr.  Reynolds:

The Company received your letter of January 7, 2016, and responds as follows:

1.
Please quantify for us Magna’s total share ownership and tell us whether Magna or its affiliates have completed the resale of the securities registered for sale under prior registration statements. If so, please tell us the amount of time that has passed since Magna or its affiliates completed the resale.

We have noted your comment and will revise the disclosure to include the following:

As of the date of this filing, Magna does not own any securities of the Company. Magna has completed the resale of securities registered for sale under the prior registration statement. On November 6, 2015, Magna converted the last portion of the promissory note described in the last registration statement and received 18,013 (post-split) shares of common stock (which was issued in electronic form).  Magna has represented that these shares, representing all their holdings at the time, was sold into the public market on or before November 19, 2015. Magna has represented that they have not bought or sold any Company securities (except for the convertible promissory notes listed herein).

2.	Please revise to provide quantitative and qualitative disclosure regarding the substantial dilution involving Magna’s sales into the market

We have noted your comment and added the following risk factor:

The sale or issuance of our common stock to Magna Equities II, LLC upon the issuance of the common stock underlying the convertible promissory notes may cause substantial dilution and the resale of the shares of common stock by Magna Equities II, LLC into the public market, or the perception that such sales may occur, could cause the price of our common stock to fall.

In the event Magna Equities II, LLC elects,  upon effectiveness of the registration statement of which this prospectus is a part, to convert part of all of the outstanding principal and interest of the convertible promissory notes to the common stock registered hereunder, there will be substantial dilution to the current number of issued and outstanding shares and any sale of such stock may have an adverse effect upon our stock price.  The number of shares ultimately offered for sale by Magna Equities II, LLC under this prospectus is dependent upon a number of factors, including the extent to which Magna Equities II, LLC converts the convertible promissory notes into shares of our common stock. Because the actual exercise price for the shares of common stock that Magna Equities II, LLC  may receive upon conversion will fluctuate based on the market price of our common stock, we are not able to determine at this time the exact number of shares of our common stock that we will issue and, therefore, the exact number of shares we will ultimately register for resale under the Securities Act. At no time will Magna Equities II, LLC be entitled to convert any portion of the Convertible Note to the extent that after such conversion, Magna Equities II, LLC (together with its affiliates) would beneficially own more than 4.99% of our common stock (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations thereunder). Moreover, there is an inverse relationship between the market price of our common stock and the number of shares of our common stock that may be sold following a conversion to common stock.. That is, the lower the market price, the more shares of our common stock that may be issued and sold. Accordingly, if the market price of our common stock decreases (whether such decrease is due to sales by Magna Equities II, LLC in the market or otherwise) and, in turn, the exercise  price of our common stock provided in a conversion of the convertible promissory notes to common stock issued  to Magna Equities II, LLC decreases, this could allow Magna Equities II, LLC to receive greater numbers of shares of our common stock. Although the number of shares of our common stock that our existing stockholders own will not decrease, the common stock owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuances to Magna Equities II, LLC. Depending on market liquidity at the time, the issuance of a substantial number of shares of our common stock by Magna Equities II, LLC, and the resale of such shares by Magna Equities II, LLC into the public market, or the perception that such sales may occur, could cause the trading price of our common stock to decline, result in substantial dilution to existing stockholders and make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

In the prior registration statement (SEC File No. 200457), we registered 143,813 (post-split) shares of common stock underlying commitment shares, a draw down equity line, and convertible promissory notes. The number of shares and stock prices listed below reflect post-split calculations. Magna Equities II, LLC was issued 9,109 and 2,891 shares as of October 27, 2014 and December 23, 2014 respectively, representing 1.66% and 0.50% of the then current issued and outstanding shares of our common stock respectively. Our common stock price as of October 27, 2014 and December 23, 2014 was $20.50 and $12.80 respectively. Pursuant to the draw down equity line, we requested drawdowns from January 13, 2015 through August 27, 2015 (which includes issuing true up shares as per the terms and conditions of the Purchase Agreement of the equity line). During this period, we issued an aggregate of 87,813 shares (post-split) pursuant to ten draw down requests initiated solely by us. The percentage dilution for any one draw down or true up represented from 0.35% of the then issued and outstanding shares of common stock to 2.12% of the then issued and outstanding shares of common stock. The price of our common stock was $8.40 as of January 13, 2015 (the date of the initial draw down) to  $4.00 as of August 27, 2015 (the date of the final true up issuance). Magna Equities II, LLC converted a portion of its convertible promissory notes on February 2, 2015, receiving 7,246 (post-split) shares of common stock (representing 1.19% of the then issued and outstanding shares of common stock). The remainder of the convertible promissory notes were converted to shares of common stock from August 27, 2015 through November 6, 2015. The percentage dilution for any one conversion during this period represented from 0.82% of the then issued and outstanding shares of common stock to 2.85% of the then issued and outstanding shares of common stock. The price of our common stock during this period was $4.00 as of August 27, 2015 to $1.40 as of October 27, 2015, the second to last conversion date) ($5.45 as of November 6, 2015 (the date of the final conversion). Consequently, during the period covered by the prior registration period, our stock price decreased from $20.50 to $1.40 ($5.45 as of the last conversion). During this time, our number of issued and outstanding shares increased from 548,186 showing 595,198 shares outstanding on 1/13/15 to 1,615,772 shares, partly as a result of the issuances to Magna Equities II, LLC.

As of the date of this filing, Magna Equities II, LLC does not own any securities of the Company, except for the convertible promissory note listed herein. Magna Equities II, LLC has completed the resale of securities registered for sale under the prior registration statement. On November 6, 2015, Magna Equities II, LLC converted the last portion of the promissory note described in the last registration statement and received 18,013 (post-split) shares of common stock (which was issued in electronic form). Magna Equities II, LLC has represented that these shares, representing all their holdings at the time, was sold into the public market on or before November 19, 2015. Since that date, Magna Equities II, LLC has represented that they have not bought or sold any Company securities (except for the convertible promissory notes listed herein).  Since Magna Equities II, LLC may convert all or part of its convertible promissory notes to common stock as registered hereunder, further dilution may occur similar to the prior registration. This further dilution may result in your additional dilution of the existing ownership interests of our common stockholders and may adversely affect the stock price of the shares of common stock.

The Company hereby acknowledges:

•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mike Tomas
Mike Tomas
Chief Executive Officer